Astrotech Corporation
201 W. 5th Street, Suite 1275
Austin, Texas 78701
1.512.485.9530
fax: 1.512.485.9531
www.astrotech.com

March 17, 2017

Ms. Elizabeth Miller
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
Washington D.C. 20549

Re: Astrotech Corporation; File No. 812-14755, Acc-no: 0001001907-17-000010

Dear Ms. Miller,

Astrotech Corporation (CIK - 0001001907) filed a Form 40-App filing on Edgar March 9, 2017.  This was in a reply to a comment letter that we received.  This comment letter was in reference to an original filing Form 40-APP dated 8/21/2015.  This application was filed in error.  We hereby request that our application be withdrawn due to an inadvertent filing of these materials.

Sincerely,

/s/ Bradley W. Sullivan

Name: Bradley W. Sullivan
Title: Corporate Controller